NOTICE DECLARING INTENTION TO BE QUALIFIED

UNDER NATIONAL INSTRUMENT 44-101 SHORT FORM

PROSPECTUS DISTRIBUTIONS ("NI 44-101")

January 13, 2021

To:	Autorité des marchés financiers of Québec, as notice regulator

And to:	Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Peak Fintech Group Inc. (the "Issuer") intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

PEAK FINTECH GROUP INC.

/s/ Johnson Joseph

Johnson Joseph Chief Executive Officer & President